SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

HF Sinclair Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

403949100

(CUSIP Number)

The Sinclair Companies

550 East South Temple

Salt Lake City, Utah 84102

Attn: General Counsel

with a copy to:

Scott Wulfe

Alan Beck

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, TX 77002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403949100

1	Name of Reporting Person The Sinclair Companies
2	Check the appropriate box if a member of a group* (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power: 0
	8	Shared Voting Power: 60,230,036 (1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 57,660,036 (1)

11	Aggregate Amount Beneficially Owned by the Reporting Person: 60,230,036 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.0%*
14	Type of Reporting Person CO

*

Calculation of percentage based on a total of 223,231,546 shares of Common Stock outstanding as of March 14, 2022 as reported in the Issuer’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission (“SEC”) on March 21, 2022.

(1)

The Sinclair Companies (“Sinclair”) is the primary and direct beneficial owner of the 60,230,036 shares indicated above, and the board of directors of Sinclair has all voting and investment power with respect to such shares (subject to the terms of the escrow described below). Among these shares, 2,570,000 shares are currently held in escrow for the purpose of securing Sinclair’s obligations under Section 6.22 of the Business Combination Agreement dated August 2, 2021 (as amended), by and among HF Sinclair Corporation, Sinclair and the other parties thereto. During the term of the escrow, Sinclair has voting power but lacks investment power over the escrowed shares until any such shares are released from the escrow.

CUSIP No. 403949100

1	Name of Reporting Person Carol Orme Holding
2	Check the appropriate box if a member of a group* (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power: 0
	8	Shared Voting Power: 60,230,036 (1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 57,660,036 (1)

11	Aggregate Amount Beneficially Owned by the Reporting Person: 60,230,036 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.0%*
14	Type of Reporting Person IN

*

Calculation of percentage based on a total of 223,231,546 shares of Common Stock outstanding as of March 14, 2022 as reported in the Issuer’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission (“SEC”) on March 21, 2022.

(1)

As a result of her relationship with Sinclair, Mrs. Holding may be deemed to beneficially own such shares under applicable securities law and SEC guidance. Mrs. Holding, however, does not intend ever to own such shares directly for investment purposes in the future and expressly disclaims such beneficial ownership to the maximum extent permitted by law.

SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D is being filed with respect to the common stock, par value $0.01 per share (“Common Stock”) of HF Sinclair Corporation, a Delaware corporation (f/k/a Hippo Parent Corporation, the “Issuer”). The address of the principal executive offices of the Issuer is 2828 N. Harwood, Suite 1300, Dallas, Texas 75201.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by:

(i)	The Sinclair Companies, a Wyoming corporation (“Sinclair”); and

(ii)	Carol Orme Holding (“Mrs. Holding”, together with Sinclair, the “Reporting Persons”).

(b)	The business address of each of Sinclair and Mrs. Holding is 550 East South Temple, Salt Lake City, Utah 84102.

(c)

The principal business of Sinclair is engaging in hospitality, ranching and oil and gas businesses and the ownership of equity interests in certain entities, including the Issuer and Holly Energy Partners, L.P., and Mrs. Holding is a private investor and philanthropist.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Sinclair is organized as a corporation under the laws of Wyoming. Mrs. Holding is a citizen of the United States of America.

Item 3.	Sources and Amount of Funds or Other Consideration

On August 2, 2021, HollyFrontier Corporation (“HollyFrontier”), the Issuer, Hippo Merger Sub, Inc., a wholly owned subsidiary of the Issuer (“Parent Merger Sub” and together with Holly Frontier and the Issuer, the “HFC Parties”), Sinclair, and Hippo Holding LLC, a wholly owned subsidiary of Sinclair (the “Target Company”), entered into a Business Combination Agreement (as amended, the “Agreement”). Pursuant to the Agreement, the Issuer has acquired the Target Company by effecting (a) a holding company merger in accordance with Section 251(g) of the Delaware General Corporation Law whereby HollyFrontier merged with and into Parent Merger Sub, with HollyFrontier surviving such merger as a direct wholly owned subsidiary of the Issuer (the “HFC Merger”) and (b) immediately following the HFC Merger, a contribution whereby Sinclair contributed all of the equity interests of the Target Company to the Issuer in exchange for shares of Common Stock, resulting in the Target Company becoming a direct wholly owned subsidiary of the Issuer (the “Sinclair Oil Acquisition” and together with the HFC Merger, the “HFC Transactions”). The HFC Transactions closed on March 14, 2022. The issuance of Common Stock to Sinclair was exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

As part of the Sinclair Oil Acquisition, Sinclair contributed the equity interests in the Target Company to the Issuer in exchange for 60,230,036 shares of Common Stock, of which 2,570,000 shares are currently held in escrow to secure Sinclair’s obligations under Section 6.22 of the Agreement. During the term of the escrow, Sinclair has voting power but lacks investment power over the escrowed shares until any such shares are released from the escrow. The foregoing description of the escrow does not purport to be complete and is qualified in its entirety by reference to the Escrow Agreement dated as of March 14, 2022, by and among HF Sinclair Corporation, Sinclair and American Stock Transfer & Trust Company, LLC, which is filed as Exhibit 10.2 hereto and incorporated by reference herein.

The Agreement also provided for a cash payment between the parties related to certain working capital, hydrocarbon inventory and other adjustment items, subject to further adjustment following the closing. Also in connection with the HFC Transactions, the Issuer, Sinclair and certain Sinclair stockholders entered into a Stockholders Agreement (as defined below) that is described in greater detail in Item 6 below.

Item 4.	Purpose of Transaction

The information contained in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons acquired the Common Stock in connection with the closing of the HFC Transactions.

Subject to the terms of the Stockholders Agreement (as defined below), the Reporting Persons may acquire additional Common Stock or dispose of any or all of the Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Pursuant to the Stockholders Agreement, the Reporting Persons have certain nomination rights, as further described in Item 6 below.

The Reporting Persons evaluate their investments in the Common Stock on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing, which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a.) – (b.) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 223,231,546 shares of Common Stock outstanding as of March 14, 2022 as reported in the Issuer’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission (“SEC”) on March 21, 2022), are as follows:

A. The Sinclair Companies

i.	Amount beneficially owned: 60,230,036

Percentage: 27.0%

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 60,230,036

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 57,660,036

B. Carol Orme Holding

i.	Amount beneficially owned: 60,230,036

Percentage: 27.0%

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 60,230,036

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 57,660,036

The shares set forth above are directly owned by Sinclair and not Mrs. Holding. Sinclair is the primary and direct beneficial owner of the shares indicated above, and the board of directors of Sinclair has all voting and investment power with respect to such shares. However, as a result of her relationship with Sinclair, Mrs. Holding may be deemed to also beneficially own such shares under applicable securities law and SEC guidance. Mrs. Holding, however, does not intend ever to own such shares directly for investment purposes in the future and expressly disclaims such beneficial ownership to the maximum extent permitted by law.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(c.) To the best knowledge of the Reporting Persons, no transactions were effected by the Reporting Persons during the past 60 days other than the transactions described herein.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons, other than as described herein.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 above is incorporated herein by reference.

On August 2, 2021, Sinclair entered into a Stockholders Agreement (the “Stockholders Agreement”) with the Issuer and the stockholders of Sinclair (each a “Stockholder” and collectively, the “Stockholders,” and along with Sinclair and each of their permitted transferees, the “Sinclair Parties”). The Stockholders Agreement became effective upon the closing of the HFC Transactions.

Pursuant to the Stockholders Agreement, 45,172,527 of the shares of Common Stock issued to the Sinclair Parties (“Restricted Shares”) are subject to a “lock-up” period commencing on the closing date, with one-third of such Restricted Shares being released from such restrictions on the date that is six months after the closing, one-third of the Restricted Shares being released from such restrictions on the first anniversary of the closing date, and the remainder being released from such restrictions on the date that is 15 months from the closing date. In addition, until the earliest to occur of (i) the date on which the Sinclair Parties beneficially own Common Stock constituting less than 5% of all outstanding Common Stock and (ii) the date on which a Change of Control (as defined in the Stockholders Agreement) occurs, the Sinclair Parties will be prohibited from transferring the shares of Common Stock owned by them to certain prohibited transferees, subject to certain permitted exceptions.

Pursuant to the Stockholders Agreement, the Issuer has agreed to file, within five business days following the closing date of the HFC Transactions, a shelf registration statement under the Securities Act, to permit the public resale of all the registrable securities held by the Sinclair Parties and to use commercially reasonable efforts to cause such shelf registration statement to be declared effective.

The Sinclair Parties have also agreed to certain customary standstill provisions prohibiting them from, among other things, (i) making a public announcement, proposal or offer to the board of the Issuer or any of the Issuer’s stockholders regarding, or otherwise soliciting, seeking or offering to effect, or otherwise publicly disclose an intent to propose or enter into or agree to enter into, singly or with any other person, directly or indirectly, (a) any business combination, merger, tender offer, exchange offer or similar transaction (whether or not involving a Change of Control (as defined in the Stockholders Agreement)) involving the Issuer or any of its subsidiaries, or (b) any restructuring, recapitalization, liquidation or similar transaction involving the Issuer or any of its subsidiaries; (ii) forming, joining or participating in any group with respect to the Common Stock; or (iii) otherwise acting with any person, to seek to control the management, the Board of Directors of the Issuer (the “Board”) or the policies of the Issuer. The standstill provisions continue in effect until the earliest to occur of (i) the fourth anniversary of the closing date, (ii) the date on which the Sinclair Parties beneficially own Common Stock constituting less than 10% of all outstanding Common Stock, and (iii) the date on which a Change of Control occurs.

In addition, the Sinclair Parties have agreed to vote at any annual or special meeting of the stockholders all shares of the Common Stock held by them (i) in accordance with the Board’s recommendations in respect of stockholder proposals and certain proposals submitted by the Issuer, including the ratification of the Issuer’s independent public accounting firm, “say-on-pay” votes, and proposals relating to an incentive compensation plan or a material amendment thereof, and (ii) with respect to each nominee for election to the Board, either (in their sole discretion) (A) in accordance with the Board’s recommendation, or (B) in the same proportion as the votes cast by stockholders of the Issuer who are not Sinclair Parties. The voting agreements continue until the date on which the Sinclair Parties are no longer entitled under the Stockholders Agreement to nominate a director to the Board.

Pursuant to the Stockholders Agreement, the Sinclair Parties will be entitled to nominate (i) two persons to the Board at the closing and for so long as the Sinclair Parties beneficially own common stock constituting not less than 15% of all outstanding Common Stock and (ii) one person to the Board for so long as the Sinclair Parties beneficially own less than 15% but more than or equal to 5% of all outstanding Common Stock.

The descriptions of the Agreement and the Stockholders Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2.1 and 10.1 to this Schedule 13D, respectively, and are incorporated by reference in its entirety herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 2.1	Business Combination Agreement, dated as of August 2, 2021, by and among HollyFrontier Corporation, Hippo Parent Corporation, Hippo Merger Sub, Inc., The Sinclair Companies, and Hippo Holding LLC (incorporated by reference to Exhibit 2.1 to HollyFrontier Corporation’s Form 8-K filed with the Securities and Exchange Commission on August 3, 2021).

Exhibit 10.1	Stockholders Agreement, dated as of August 2, 2021, by and among Hippo Parent Corporation, The Sinclair Companies, and the stockholders set forth on Schedule I thereto, as may be amended from time to time (incorporated by reference to Exhibit 10.1 to HollyFrontier Corporation’s Form 8-K filed with the Securities and Exchange Commission on August 3, 2021).

Exhibit 10.2*	Escrow Agreement, dated as of March 14, 2022, by and among The Sinclair Companies, HF Sinclair Corporation (f/k/a Hippo Parent Corporation), and American Stock Transfer & Trust Company, LLC.

Exhibit 99.1	Joint Filing Agreement, dated March 24, 2022.

*

Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 24, 2022

THE SINCLAIR COMPANIES

By:	/s/ Ross B. Matthews
Name: Ross B. Matthews
Title: Chief Operating Officer

/s/ Carol Orme Holding
Name: Carol Orme Holding